UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington , D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the quarter ended June 30, 2006
Commission File Number: 000-25383

INFOSYS TECHNOLOGIES LIMITED
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Bangalore , Karnataka, India
(Jurisdiction of incorporation or organization)

Electronics City, Hosur Road, Bangalore, Karnataka, India 560 100. 80-2852-0261
(Address of principal executive offices)

Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ & Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934 Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b).
Not Applicable

Currency of Presentation and Certain Defined Terms

In this Quarterly Report, references to " U.S." or " United States" are to the United States of America, its territories and its possessions. References to "India" are to the Republic of India. References to "$" or "dollars" or "U.S. dollars" are to the legal currency of the United States and references to "Rs." or "rupees" or "Indian rupees" are to the legal currency of India. Our financial statements are presented in Indian rupees and translated into U.S. dollars and are prepared in accordance with United States Generally Accepted Accounting Principles, or U.S. GAAP. References to "Indian GAAP" are to Indian Generally Accepted Accounting Principles. References to a particular "fiscal" year are to our fiscal year ended March 31 of such year.

All references to "we," "us," "our," "Infosys" or the "Company" shall mean Infosys Technologies Limited, and, unless specifically indicated otherwise or the context indicates otherwise, our consolidated subsidiaries. "Infosys" is a registered trademark of Infosys Technologies Limited in the United States and India. All other trademarks or tradenames used in this Quarterly Report are the property of their respective owners.

Except as otherwise stated in this Quarterly Report, all translations from Indian Rupees to U.S. dollars are based on the noon buying rate in the City of New York on June 30, 2006, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York which was Rs.45.87 per $1.00. June 30, 2006 was the last day of the quarter ended June 30, 2006 for which the noon buying rate is available. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Information contained in our website, www.infosys.com, is not part of this Quarterly Report.

Cautionary Note Regarding Forward-Looking Statements

In addition to historical information, this Quarterly Report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such differences include but are not limited to, those discussed in the section entitled "Risk Factors " and elsewhere in this Quarterly Report as well as the section entitled "Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended March 31, 2006. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date of this Quarterly Report. In addition, readers should carefully review the other information in this Quarterly Report and in the Company's periodic reports and other documents filed with the Securities and Exchange Commission ("SEC") from time to time.

TABLE OF CONTENTS
Part I - Financial Information
Item 1. Financial Statements
Consolidated Balance Sheets
Unaudited Consolidated Statements of Income
Unaudited Consolidated Statements of Stockholders' Equity and Comprehensive Income
Unaudited Consolidated Statements of Cash Flows
Notes to the Unaudited Consolidated Financial Statements
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Item 3. Quantitative and Qualitative Disclosure about Market Risk
Item 4. Controls and Procedures
Part II - Other Information
Item 1. Legal Proceedings
Item 1A. Risk Factors
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds
Item 3. Default upon Senior Securities
Item 4. Submission of Matters to a Vote of Security Holders
Item 5. Other Information
Item 6. Exhibits and Reports
SIGNATURES
EXHIBIT INDEX
EXHIBIT 31.1
EXHIBIT 32.1

Part I - Financial Information

Item 1. Financial Statements

Infosys Technologies Limited and subsidiaries

Consolidated Balance Sheets

(Dollars in millions except per share data)
	As of
	March 31, 2006	June 30, 2006
	(1)	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$889	$392
Investments in liquid mutual fund units	170	358
Trade accounts receivable, net of allowances	361	408
Unbilled revenue	48	57
Prepaid expenses and other current assets	40	51
Deferred tax assets	1	2
Total current assets	1,509	1,268
Property, plant and equipment, net	491	496
Goodwill	8	91
Intangible assets, net	-	19
Deferred tax assets	13	12
Advance income taxes	18	19
Other assets	27	33
Total Assets	$2,066	$1,938
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable	$3	$2
Income taxes payable	-	1
Client deposits	2	2
Unearned revenue	44	54
Other accrued liabilities	160	147
Total current liabilities	209	206
Non-current liabilities
Other non-current liabilities	5	5
Minority interests	15	2
Stockholders' Equity
Common stock, $0.16 par value 600,000,000 equity shares authorized, Issued and outstanding - 551,109,960 and 553,686,352 as of March 31, 2006 and June 30, 2006, respectively (See Note 2.11)	31	61
Additional paid-in capital	410	444
Accumulated other comprehensive income	9	(46)
Retained earnings	1,387	1,266
Total stockholders' equity	1,837	1,725
Total Liabilities And Stockholders' Equity	$2,066	$1,938
(1) March 31, 2006 balances were obtained from audited financial statements

See accompanying notes to the unaudited consolidated financial statements

Unaudited Consolidated Statements of Income

(Dollars in millions except per share data)
	Three months ended June 30,
	2005	2006
Revenues	$476	$660
Cost of revenues	274	389
Gross profit	202	271
Operating Expenses:
Selling and marketing expenses	32	45
General and administrative expenses	37	56
Total operating expenses	69	101
Operating income	133	170
Gain on sale of long term investment	-	1
Other income, net	7	28
Income before income taxes and minority interest	140	199
Provision for income taxes	18	23
Income before minority interest	$122	$176
Minority interest	-	2
Net income	$122	$174
Earnings per equity share
Basic	$ 0.23	$ 0.32
Diluted	$ 0.22	$ 0.31
Weighted average equity shares used in computing earnings per equity share (See Note 2.11)
Basic	539,163,684	549,991,125
Diluted	554,172,326	562,806,776

See accompanying notes to the unaudited consolidated financial statements

Unaudited Consolidated Statements of Stockholders' Equity and Comprehensive Income

(Dollars in millions)
	Common stock Shares (See Note 2.11)	Common stock Par value	Additional paid-in capital	Comprehensive income	Accumulated other comprehensive income	Retained earnings	Total stockholders' equity
Balance as of March 31, 2005	541,141,098	$31	$266		$33	$923	$1,253
Common stock issued	1,704,636	-	23		-	-	23
Cash dividends	-	-	-		-	(46)	(46)
Change in proportionate share of subsidiary resulting from issuance of stock by subsidiary	-	-	12	-	-	-	12
Comprehensive income
Net income	-	-	-	$ 122	-	122	122
Other comprehensive income
Unrealized gain on mutual fund investments, net of taxes				1	1		1
Translation adjustment	-	-	-	4	4	-	4
Comprehensive income				$127
Balance as of June 30, 2005	542,845,734	$31	$301		$38	$999	$1,369
Balance as of March 31, 2006	551,109,960	$31	$410		$9	$1,387	$1,837
Common stock issued	2,576,392	-	31	-	-	-	31
Cash dividends	-	-	-	-	-	(265)	(265)
Amortization of stock compensation expenses	-	-	1	-	-	-	1
Income tax benefit arising on exercise of stock options			2	-	-	-	2
Stock split effected in the form of a stock dividend (See Note 2.11)	-	30			-	(30)	-
Comprehensive income
Net income	-	-	-	$174	-	174	174
Other comprehensive income
Translation adjustment	-		-	$(55)	$(55)		(55)
Comprehensive income		-	-	$119
Balance as of June 30, 2006	553,686,352	$61	$444		$(46)	$1,266	$1,725

See accompanying notes to the unaudited consolidated financial statements

Unaudited Consolidated Statements of Cash Flows

(Dollars in millions)
	Three months ended June 30,
	2005	2006
OPERATING ACTIVITIES:
Net income	$122	$174
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	18	23
Minority interest	-	2
Amortization of stock compensation expenses	-	1
Deferred taxes	(1)	(2)
Others	-	(2)
Changes in assets and liabilities
Trade accounts receivable	20	(57)
Prepaid expenses and other current assets	(5)	(10)
Unbilled revenue	(3)	(11)
Income taxes	11	-
Client deposits	(1)	-
Unearned revenue	8	12
Other accrued liabilities	(18)	(9)
Net cash provided by operating activities	151	121
Investing Activities:
Expenditure on property, plant and equipment	(58)	(42)
Acquisition of minority interest in subsidiary	-	(116)
Investments in liquid mutual fund units	(64)	(375)
Redemption of liquid mutual fund units	36	180
Non-current deposits placed with corporations	(9)	(11)
Others	(1)	1
Net cash used in investing activities	(96)	(363)
Financing Activities:
Proceeds from issuance of common stock on exercise of employee stock options and income tax benefits	23	33
Payment of dividends	(46)	(264)
Net cash used in financing activities	(23)	(231)
Effect of exchange rate changes on cash	2	(24)
Net increase/(decrease) in cash and cash equivalents during the period	34	(497)
Cash and cash equivalents at the beginning of the period	410	889
Cash and cash equivalents at the end of the period	$444	$392
Supplementary information:
Cash paid towards taxes	$ 9	$25
Stock split effected in the form of a stock dividend (See Note 2.11)

See accompanying notes to the unaudited consolidated financial statements

Notes to the Unaudited Consolidated Financial Statements

1 Company overview and significant accounting policies

1.1 Company overview

Infosys Technologies Limited (Infosys), along with its majority owned and controlled subsidiary, Progeon Limited (Progeon), and wholly-owned subsidiaries Infosys Technologies (Australia) Pty. Limited (Infosys Australia), Infosys Technologies (Shanghai) Co. Limited (Infosys China) and Infosys Consulting Inc. (Infosys Consulting) is a leading global technology services firm. The company provides end-to-end business solutions that leverage technology. The company provides solutions that span the entire software life cycle encompassing consulting, design, development, software re-engineering, maintenance, systems integration, package evaluation and implementation and infrastructure management services. In addition, the company offers software products for the banking industry and business process management services.

1.2 Basis of preparation of financial statements and consolidation

The consolidated financial statements include Infosys and its subsidiaries (the company) and are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). Infosys consolidates entities in which it owns or controls more than 50% of the voting shares. The results of acquired businesses are included in the consolidated financial statements from the date of acquisition. Inter-company balances and transactions are eliminated on consolidation.

Interim information presented in the consolidated financial statements has been prepared by the management without audit and, in the opinion of management, includes all adjustments of a normal recurring nature that are necessary for the fair presentation of the financial position, results of operations and cash flows for the periods shown, and is in accordance with GAAP. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in the company's annual report on Form 20-F for the fiscal year ended March 31, 2006.

1.3 Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are used for, but not limited to, accounting for costs and efforts expected to be incurred to complete performance under software development arrangements, allowance for uncollectible accounts receivable, future obligations under employee benefit plans, provisions for post-sales customer support, the useful lives of property, plant, equipment and intangible assets and income tax valuation allowances. Actual results could differ from those estimates. Appropriate changes in estimates are made as management become aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financials statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

1.4 Revenue recognition

The company derives revenues primarily from software development and related services, licensing of software products and from business process management services. Arrangements with customers for software development and related services are either on a fixed-price, fixed-timeframe or on a time and material basis.

Revenue on time-and-material contracts is recognized as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts is recognized as per the percentage-of-completion method. Guidance has been drawn from paragraph 95 of Statement of Position (SOP) 97-2, Software Revenue Recognition, to account for revenue from fixed price arrangements for software development and related services in conformity with SOP 81-1. The input (efforts expended) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Maintenance revenue is recognized ratably over the term of the underlying maintenance agreement.

The company provides its clients with a fixed-period warranty for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of revenues. The company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

In accordance with SOP 97-2, license fee revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the license fee is fixed and determinable, and the collection of the fee is probable. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The company has applied the principles in SOP 97-2 to account for revenue from these multiple element arrangements. Vendor specific objective evidence of fair value (VSOE) has been established for ATS. VSOE is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement, the revenue from such contracts are allocated to each component of the contract using the residual method, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of an established VSOE for implementation, the entire arrangement fee for license and implementation is recognized as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Revenues from business process management and other services are recognized on both, the time-and-material and fixed-price, fixed-timeframe basis. Revenue on time-and-material contracts is recognized as the related services are rendered. Revenue from fixed-price, fixed-timeframe contracts is recognized as per the proportional performance method using an output measure of performance.

When the company receives advances for services and products, such amounts are reported as client deposits until all conditions for revenue recognition are met.

The company accounts for volume discounts and pricing incentives to customers using the guidance in EITF Issue 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products). The discount terms in the company's arrangements with customers generally entitle the customer to discounts if the customer completes a specified cumulative level of revenue transactions. In some arrangements, the level of discount varies with increases in the levels of revenue transactions. The discounts are passed on to the customer either as check payments or as a reduction of payments due from the customer.The company recognizes discount obligations as a reduction of revenue based on the ratable allocation of the discount to each of the underlying revenue transactions that result in progress by the customer toward earning the discount. The company recognizes the liability based on its estimate of the customer's future purchases. Also, when the level of discount varies with increases in levels of revenue transactions, the company recognizes the liability based on its estimate of the customer's future purchases. If the company cannot reasonably estimate the customer's future purchases, then the liability is recorded based on the maximum potential level of discount. The company recognizes changes in the estimated amount of obligations for discounts using a cumulative catch-up adjustment. Furthermore, the company does not recognize any revenue up front for breakages immediately on the inception of an arrangement.

1.5 Cash and cash equivalents

The company considers all highly liquid investments with a remaining maturity at the date of purchase / investment of three months or less and that are readily convertible to known amounts of cash to be cash equivalents. Cash and cash equivalents comprise cash and cash on deposit with banks, and corporations.

1.6 Investments

Investments in non-readily marketable equity securities of other entities where the company is unable to exercise significant influence and for which there are no readily determinable fair values are recorded at cost. Declines in value judged to be other than temporary are included in earnings.

Investment securities designated as 'available for sale' are carried at their fair value. Fair value is based on quoted market prices. Temporary unrealized gains and losses, net of the related tax effect are reported as a separate component of stockholders' equity until realized. Realized gains and losses and declines in value judged to be other than temporary on available for sale securities are included in earnings.

The cost of securities sold is based on the specific identification method. Interest and dividend income are recognized when earned.

1.7 Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. The company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings	15 years	Vehicles	5 years
Plant and equipment	5 years	Computer equipment	2-5 years
Furniture and fixtures	5 years

The cost of software purchased for internal use is accounted under SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Deposits paid towards the acquisition of these long lived assets outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under "Capital work-in-progress". Costs of improvements that substantially extend the useful life of particular assets are capitalized. Repairs and maintenance cost are charged to earnings when incurred. The cost and related accumulated depreciation are removed from the consolidated financial statements upon sale or disposition of the asset.

The company evaluates the recoverability of these assets whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. Assets to be disposed are reported at the lower of the carrying value or the fair value less the cost to sell.

1.8 Business combinations

Business combinations have been accounted using the purchase method under the provisions of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 141, Business Combinations. Cash and amounts of consideration that are determinable at the date of acquisition are included in determining the cost of the acquired business.

1.9 Goodwill

Goodwill represents the cost of the acquired businesses in excess of the fair value of identifiable tangible and intangible net assets purchased. Goodwill is tested for impairment on an annual basis, relying on a number of factors including operating results, business plans and future cash flows. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Goodwill of a reporting unit is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

1.10 Intangible assets

Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.

1.11 Research and development

Research and development costs are expensed as incurred. Software product development costs are expensed as incurred until technological feasibility is achieved. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted as cost of revenues.

1.12 Foreign currency

The functional currency of the company is the Indian rupee (Rs.). The functional currency for Infosys Australia, Infosys China and Infosys Consulting is the respective local currency. The consolidated financial statements are reported in U.S. dollars. The translation of Rs. to U.S. dollars is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenue, expense and cash-flow items using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are included in 'Other comprehensive income', a separate component of stockholders' equity. The translation of the financial statements of foreign subsidiaries from the local currency to the functional currency of the company is also performed on the same basis.

Foreign-currency denominated assets and liabilities are translated into the functional currency at exchange rates in effect at the balance sheet date. The gains or losses resulting from such translation are included in earnings. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net income for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the functional currency using the exchange rate in effect on the date of the transaction.

1.13 Earnings per share

Basic earnings per share is computed by dividing net income for the period by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the diluted weighted average number of equity shares outstanding during the period. Diluted earnings per share reflect the potential dilution from equity shares issuable through employee stock options and preferred stock of subsidiary. The dilutive effect of employee stock options is reflected in diluted earnings per share by application of the treasury stock method. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the if-converted method. If securities have been issued by a subsidiary that enable their holders to obtain the subsidiary's common stock, the earnings of the subsidiary shall be included in the consolidated diluted earnings per share computations based on the consolidated group's holding of the subsidiary's securities.

If the number of common shares outstanding increases as a result of a stock dividend or stock split or decreases as a result of a reverse stock split, the computations of basic and diluted earnings per share are adjusted retroactively for all periods presented to reflect that change in capital structure. If such changes occur after the close of the reporting period but before issuance of the financial statements, the per-share computations for that period and any prior-period financial statements presented are based on the new number of shares.

1.14 Income taxes

Income taxes are accounted using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred tax assets and liabilities is recognized as income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits of which future realization is not more likely than not. Changes in valuation allowance from period to period are reflected in the income statement of the period of change. Deferred taxes are not provided on the undistributed earnings of subsidiaries outside India where it is expected that the earnings of the foreign subsidiary will be permanently reinvested. Tax benefits of deductions earned on exercise of employee stock options in excess of compensation charged to earnings are credited to additional paid in capital. The income tax provision for the interim period is based on the best estimate of the effective tax rate expected to be applicable for the full fiscal year.

1.15 Fair value of financial instruments

In determining the fair value of its financial instruments, the company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. The methods used to determine fair value include discounted cash flow analysis and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized .

1.16 Concentration of risk

Financial instruments that potentially subject the company to concentrations of credit risk consist principally of cash equivalents, trade accounts receivable, investment securities and hedging instruments. By nature, all such financial instruments involve risk, including the credit risk of non-performance by counterparties. In management's opinion, as of March 31, 2006 and June 30, 2006 there was no significant risk of loss in the event of non-performance of the counterparties to these financial instruments, other than the amounts already provided for in the financial statements, if any. Exposure to credit risk is managed through credit approvals, establishing credit limits and monitoring procedures. The factors which affect the fluctuations in the company's provisions for bad debts and write offs of uncollectible accounts include the financial health and economic environment of the clients. The company specifically identifies the credit loss and then makes the provision. The company's cash resources are invested with corporations, financial institutions and banks with high investment grade credit ratings. Limits are established by the company as to the maximum amount of cash that may be invested with any such single entity.

1.17 Derivative financial instruments

The company uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank. Although the company believes that these financial instruments constitute hedges from an economic perspective, they do not qualify for hedge accounting under SFAS 133, as amended. Any derivative that is either not designated a hedge, or is so designated but is ineffective per SFAS 133, is marked to market and recognized in earnings immediately and included in other income, net.

1.18 Retirement benefits to employees

1.18.1 Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation. The company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the Trust). In case of Progeon, contributions are made to the Progeon Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trusts and contributions are invested in specific designated instruments as permitted by law and investments are also made in mutual funds that invest in the specific designated instruments.

1.18.2 Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. Till March 2005, the company made monthly contributions under the superannuation plan (the Plan) to the Infosys Technologies Limited Employees' Superannuation Fund Trust based on a specified percentage of each covered employee's salary. The company has no further obligations to the Plan beyond its monthly contributions. Certain employees of Progeon are also eligible for superannuation benefit. Progeon makes monthly provisions under the superannuation plan based on a specified percentage of each covered employee's salary. Progeon has no further obligations to the superannuation plan beyond its monthly provisions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India. Effective April 1, 2005, a portion of the monthly contribution amount was paid directly to the employees as an allowance and the balance amount was contributed to the trusts.

1.18.3 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The company contributes a part of the contributions to the Infosys Technologies Limited Employees' Provident Fund Trust. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The company has an obligation to fund any shortfall on the yield of the trust's investments over the administered interest rates.

In respect of Progeon, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Progeon make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund.

1.19 Stock-based compensation

Until March 31, 2006, the company applied the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25, issued in March 2000, to account for its fixed stock option plans. Under this method, compensation expense was recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS 123, the Company elected to continue to apply the intrinsic value-based method of accounting described above, and adopted the disclosure requirements of SFAS 148, Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123 till March 2006.

The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

(Dollars in millions except per share data)
Three months ended June 30, 2005
Net income, as reported	$122
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(4)
Pro forma net income	$118
Earnings per share: (See Note 2.11)
Basic-as reported	$0.23
Basic-pro forma	$0.22
Diluted-as reported	$0.22
Diluted-pro forma	$0.21

From April 1, 2006, the company adopted FASB Statement No.123 (revised 2004), Share-Based Payment using the modified prospective approach. The company recorded amortization of stock compensation expense of $1 million during the three months ended June 30, 2006, using the fair value recognition provisions.

Impact on the financial statements due to the adoption of FASB Statement No.123 (revised 2004), Share-Based Payment using the modified prospective approach are given below.

Details	(Dollars in millions)
Operating income	(1)
Income before income taxes and minority interest	(1)
Net income	(1)
Cash flow from operating activities	(1)
Cash flow from financing activities	1
Earnings per equity share
Basic	-
Diluted	-

There have been no grants of stock options by Infosys Technologies Limited during the three months ended June 30, 2006.

As of June 30, 2006, the unamortized stock compensation expenses under the 1998 and 1999 option plans was $2 million and the same is expected to be amortized over a weighted average period of approximately one year. The unamortized stock compensation expenses under the Progeon's 2002 Plan was $4 million and the same is expected to be amortized over a weighted average period of approximately two years.

The fair value of each option granted by Progeon Limited is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Three months ended
	June 30, 2005	June 30, 2006
Dividend yield %	-	-
Expected term	1-6 years	1-6 years
Risk free interest rate	6.9%	8.1%
Volatility	50%	50%

1.20 Dividends

Final dividends on common stock are recorded as a liability on the date of declaration by the stockholders and interim dividends are recorded as a liability on the date of declaration by the board of directors.

1.21 Equity issued by subsidiaries

Changes in the proportionate share of Infosys in the equity of subsidiaries resulting from additional equity issued by the subsidiaries are accounted for as an equity transaction in consolidation.

2 Notes to the unaudited consolidated financial statements

2.1 Cash and cash equivalents

The cost and fair values for cash and cash equivalents are as follows:

(Dollars in millions)
	As of,
	March 31, 2006	June 30, 2006
Cost and fair values
Cash and bank deposits	$771	$277
Deposits with corporations	118	115
	$889	$392

Cash and cash equivalents as of March 31, 2006 and June 30, 2006 include restricted cash balances in the amount of $1 million. The restrictions are primarily in account of unclaimed dividends.

2.2 Trade accounts receivable

Trade accounts receivable as of March 31, 2006 and June 30, 2006, net of allowance for doubtful accounts of $2 million and $4 million, amounted to $361 million and $ 408 million. The age profile of trade accounts receivable, net of allowances, is given below.

In %
	As of
	March 31, 2006	June 30, 2006
Period (in days)
0-30	60.9	82.7
31-60	31.2	5.6
61-90	3.5	7.2
More than 90	4.4	4.5
	100.0	100.0

2.3 Business combination

On January 2, 2004 the company acquired, for cash, 100% of the equity in Expert Information Services Pty. Limited, Australia for approximately $14 million. The purchase consideration includes approximately $3 million retained in escrow for representations and warranties made by the selling shareholders. The acquired company was renamed as "Infosys Technologies (Australia) Pty. Limited". There is a further contingent consideration payable to the sellers subject to continued employment and meeting of defined operating and financial performance parameters. The contingent consideration has been accounted as compensation.

The purchase price, including transaction costs, has been allocated based on management's estimates and independent appraisals of fair values as follows:

(Dollars in millions)
Component	Purchase price allocated
Plant and equipment	$1
Net current assets	5
Non current liabilities	(1)
Customer contracts	2
Goodwill	7
Total purchase price	$14

The identified customer contracts intangible was amortized over a period of two years being management's estimate of the useful life of the asset. The company believes that the acquisition resulted in recognition of goodwill primarily because of the acquired company's market position, skilled employees, management strength and potential to serve as a platform for enhancing business opportunities in Australia. The goodwill has been allocated to the Australia reporting unit.

2.4 Acquisition of minority interest in Progeon

On June 30, 2006, Infosys acquired 8,750,000 equity shares of Progeon Limited from Citicorp International Finance Corporation (CIFC) for a consideration of $116 million.  As of June 30, 2006, Infosys holds 96.96% of the outstanding equity shares of Progeon Limited.

The purchase price has been allocated based on management's preliminary estimates and independent appraisals of fair values as follows:

(Dollars in millions)
Component	Purchase price allocated
Property, plant and equipment	$2
Net current assets	13
Deferred tax liabilities	(2)
Customer contracts	19
Goodwill	84
Total purchase price	$116

The identified customer contracts intangible is being amortized over a period of four years, being management's estimate of the useful life of the asset. The company believes that the acquisition resulted in recognition of goodwill primarily because of the acquired company's market position, skilled employees, management strength and potential to serve as a platform for enhancing business opportunities in the business process management area.

2.5 Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

(Dollars in millions)
	As of
	March 31, 2006	June 30, 2006
Rent deposits	$4	$4
Security deposits with service providers	4	5
Loans to employees	20	21
Prepaid expenses	12	13
Other current assets	-	8
	$40	51

Other current assests as of June 30, 2006 include $7 million advanced to the Infosys Technologies Limited Employees' Gratuity Fund Trust. Other current assets also represent advance payments to vendors for the supply of goods and rendering of services and marked to market gains on foreign exchange forward and option contracts. Deposits with service providers relate principally to leased telephone lines and electricity supplies.

2.6 Property, plant and equipment - net

Property, plant and equipment consist of the following:

(Dollars in millions)
	As of
	March 31, 2006	June 30, 2006
Land	$31	$31
Buildings	231	248
Furniture and fixtures	101	105
Computer equipment	171	180
Plant and equipment	128	135
Capital work-in-progress	128	111
	790	810
Accumulated depreciation	(299)	(314)
	$491	$496

Depreciation expense amounted to $18 million and $23 million for the three months ended June 30, 2005 and 2006. The amount of third party software amortized during the three months ended June 30, 2005 and 2006 was $8 million and $8 million.

2.7 Other assets

Other assets consist of the following:

(Dollars in millions)
	As of
	March 31, 2006	June 30, 2006
Non-current portion of loans to employees	$8	$6
Non-current deposits with corporations	18	27
Others	1	-
	$27	$33

2.8 Loans to employees

The company provides loans to eligible employees in accordance with policy. No loans have been made to employees in connection with equity issues. The employee loans are repayable over fixed periods ranging from 1 to 100 months. The annual rates of interest at which the loans have been made to employees vary between 0% through 4%. Loans aggregating $28 million and $27 million were outstanding as of March 31, 2006 and June 30, 2006.

The required repayments of employee loans outstanding as of June 30, 2006 are as detailed below.

(Dollars in millions)
Repayment in the 12 months ending June 30,	Repayment
2007	$21
2008	3
2009	1
2010	1
2011	1
$27

The estimated fair values of the loan to employee's receivables amounted to $24 million as of March 31, 2006 and $25 million as of June 30, 2006. These amounts have been determined using available market information and appropriate valuation methodologies. Considerable judgment is required to develop these estimates of fair value. Consequently, these estimates are not necessarily indicative of the amounts that the company could realize in the market.

2.9 Other accrued liabilities

Other accrued liabilities comprise the following:

(Dollars in millions)
	As of
	March 31, 2006	June 30, 2006
Accrued compensation to staff	$82	$50
Provision for post sales client support	3	3
Withholding taxes payable	20	27
Provision for expenses	49	57
Retainage	3	3
Others	3	7
	$160	$147

2.10 Employee post-retirement benefits

2.10.1 Gratuity

Net gratuity cost was $2 million and $2 million for the three months ended June 30, 2005 and June 30, 2006. The significant component of net gratuity cost is service cost of approximately $2 million and $2 million for the three months ended June 30, 2005 and June 30, 2006. Interest cost and expected return on assets was $1 million and $1 million for the three months ended June 30, 2005 and June 30, 2006.

The company had previously disclosed in the financial statements for the year ended March 31, 2006 that the company expects to contribute approximately $9 million to the gratuity trusts during fiscal 2007. As of June 30, 2006, $9 million of contributions have been made.

2.10.2 Superannuation

From April 1, 2005, a portion of the monthly contribution amount has been paid directly to the employees as an allowance and the balance amount has been contributed to the trusts. $2 million was contributed to the trusts during the three months ended June 30, 2006.

2.10.3 Provident fund

The company contributed $3 million and $4 million to the provident fund during the three months ended June 30, 2005 and 2006.

2.11 Stockholders' equity

Infosys has only one class of capital stock referred to as equity shares. On June 10, 2006, the members of the company approved a 1:1 bonus issue on the equity shares of the company. The bonus issue has the nature of a stock split effected in the form of a stock dividend with 1 additional share being issued for every share held. As the change in the capital structure of the company has been effected before the date of issuance of these financial statements, the change in the capital structure has been given retroactive effect in the balance sheet as of June 30, 2006. The computations of basic and diluted EPS have also been adjusted retroactively for all periods presented to reflect the change in capital structure. All references in these financial statements to number of shares, per share amounts and exercise price of stock option grants are retroactively restated to reflect stock splits made.

The rights of equity shareholders are set out below.

2.11.1 Voting

Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

2.11.2 Dividends

Should the company declare and pay dividends, such dividends will be paid in Indian rupees. Indian law mandates that any dividend be declared out of distributable profits only after the transfer of a specified percentage of net income computed in accordance with current regulations to a general reserve. Moreover, the remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable taxes.

2.11.3 Liquidation

In the event of liquidation of the company, the holders of common stock shall be entitled to receive any of the remaining assets of the company, after distribution of all preferential amounts. The amounts will be in proportion to the number of equity shares held by the stockholders.

2.11.4 Stock options

There are no voting, dividend or liquidation rights to the holders of options issued under the company's stock option plans.

2.12 Preferred stock of subsidiary

Infosys holds a majority of the equity share capital of Progeon. The equity shares have been issued to Infosys as per the terms of the stock subscription agreement signed in April 2002, between Infosys, Citicorp International Finance Corporation (CIFC) and Progeon. 12,250,000 equity shares have been issued to Infosys in each of April 2002 and March 2004 for an aggregate consideration approximating $5 million. Pursuant to the agreement, CIFC was issued 4,375,000 (0.0005%) cumulative convertible preference shares in each of June 2002 and March 2004 for an aggregate consideration approximating $20 million.

The stock subscription agreement provided that unless earlier converted pursuant to an agreement in this behalf between the company and CIFC, these cumulative convertible preference shares shall automatically be converted into equity shares upon the earlier of, (i) one year prior to Progeon's initial public offering (IPO) date, (ii) June 30, 2005, or (iii) at the holder's option, immediately upon the occurrence of any Liquidity Event. The term "Liquidity Event" includes any of a decision of the Board of Directors of Progeon to make an IPO, merger, reconstruction, capital reorganization or other event which, in the sole opinion of the holder of the convertible preference shares, amounts to an alteration in the capital structure of Progeon. Each preference share was convertible into one equity share of par value $0.20 each. Indian law requires redemption of preference shares within a period of 20 years.

The carrying value of the preference shares was $21 million as of March 31, 2005. On June 30, 2005, the preference shares have been converted to equity shares of Progeon as per the terms of the stock subscription agreement. As of March 31, 2006, CIFC held 8,750,000 equity shares of Progeon. Infosys' percentage ownership in Progeon immediately before and immediately after the conversion of preference shares was 99.5% and 73.4% respectively. The transaction resulted in a change of $12 million in the proportionate share of Infosys in the equity of Progeon and the change has been accounted for as an equity transaction in consolidation. As of March 2006, Infosys' equity holding in Progeon was 71.7%. On June 30, 2006, Infosys acquired 8,750,000 equity shares of Progeon Limited from CIFC for a consideration of $116 million.  As of June 30, 2006, Infosys holds 96.96% of the outstanding equity shares of Progeon Limited.

2.13 Non-Operating income

In fiscal 2005, the Company sold its investment in Yantra Corporation. The carrying value of the investment in Yantra Corporation was completely written down in fiscal 1999. Consideration received from the sale resulted in a gain of $11 million during fiscal 2005. Further consideration of $1 million was received during the three months ended June 30, 2006 resulting in a gain of $1 million for the period.

Other income, net, consists of the following:

(Dollars in millions)
	Three months ended June 30,
	2005	2006
Interest income	$6	$11
Income from mutual fund investments	3	4
Foreign exchange gains/(losses), net	(2)	12
Others	-	1
	$7	$28

2.14 Research and development

Research and development expenses were $6 million and $7 million for the three months ended June 30, 2005 and 2006.

2.15 Employees' Stock Offer Plans (ESOP)

In September 1994, the company established the 1994 plan, which provided for the issue of 48,000,000 warrants, as adjusted, to eligible employees. The warrants were issued to an employee welfare trust (the Trust). In 1997, in anticipation of a share dividend to be declared by the company, the Trust exercised all warrants held by it and converted them into equity shares. As and when the Trust issued options/stock to eligible employees, the difference between the market price and the exercise price was accounted as deferred stock compensation expense and amortized over the vesting period. The 1994 plan lapsed in fiscal 2000, and consequently no further shares will be issued to employees under this plan.

1998 Employees Stock Offer Plan (the 1998 Plan): The company's 1998 Plan provides for the grant of non-statutory stock options and incentive stock options to employees of the company. The establishment of the 1998 Plan was approved by the board of directors in December 1997 and by the stockholders in January 1998. The Government of India has approved the 1998 Plan, subject to a limit of 11,760,000 equity shares representing 11,760,000 ADS to be issued under the 1998 Plan. Unless terminated sooner, the 1998 Plan will terminate automatically in January 2008. All options under the 1998 Plan will be exercisable for equity shares represented by ADSs. The 1998 Plan is administered by a Compensation Committee comprising four members, all of who are independent directors on the Board of Directors. All options under the 1998 Plan are exercisable for equity shares represented by ADSs.

1999 Stock Offer Plan (the 1999 Plan): In fiscal 2000, the company instituted the 1999 Plan. The stockholders and the Board of Directors approved the 1999 Plan in June 1999. The 1999 Plan provides for the issue of 52,800,000 equity shares to employees. The 1999 Plan is administered by a Compensation Committee comprising four members, all of who are independent directors on the Board of Directors. Under the 1999 Plan, options will be issued to employees at an exercise price, which shall not be less than the fair market value (FMV). Under the 1999 Plan, options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of the company in a general meeting. All options under the 1999 plan are exercisable for equity shares.

The options under the 1998 Plan and 1999 Plan vest over a period of one through four years and expire five years from the date of completion of vesting.

The activity in the options of the 1998 and 1999 ESOP during the three months ended June 30, 2005 and 2006 are set out below.

	Three months ended June 30, 2005		Three months ended June 30, 2006
	Shares arising out of options	Weighted average exercise price	Shares arising out of options	Weighted average exercise price
1998 Option plan:
Outstanding at the beginning of the
Period	6,108,580	$20	4,546,480	$20
Forfeited	(28,680)	$21	(116,320)	$42
Exercised	(170,964)	$20	(180,550)	$18
Outstanding at the end of the period	5,908,936	$20	4,249,610	$20
Exercisable at the end of the period	3,874,064		3,682,694	$21
1999 Option plan:
Outstanding at the beginning of the
Period	28,109,874	$13	19,179,074	$13
Forfeited	(113,960)	$12	(30,444)	$12
Exercised	(1,533,672)	$13	(2,395,842)	$12
Outstanding at the end of the period	26,462,242	$13	16,752,788	$13
Exercisable at the end of the period	19,032,162		14,987,346	$13

Progeon's 2002 Plan provides for the grant of stock options to its employees and was approved by its board of directors and stockholders in June 2002. All options under the 2002 Plan are exercisable for equity shares. The 2002 Plan is administered by a Compensation Committee whose members are directors of Progeon. The 2002 Plan provides for the issue of 5,250,000 equity shares to employees, at an exercise price, which shall not be less than the FMV. Options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of Progeon in general meeting. The options issued under the 2002 Plan vest in periods ranging between one through six years, although accelerated vesting based on performance conditions is provided in certain instances.

The activity in Progeon's 2002 Plan during the three months ended June 30, 2005 and 2006 are set out below.

	Three months ended June 30, 2005		Three months ended June 30, 2006
	Shares arising out of options	Weighted average exercise price	Shares arising out of options	Weighted average exercise price
Progeon's 2002 Plan:
Outstanding at the beginning of the period	3,116,518	$1.18	2,452,330	$3.01
Granted	703,300	$4.47	593,300	$13.16
Forfeited	(50,293)	$2.67	(33,300)	$3.95
Exercised	(6,750)	$0.99	(142,100)	$0.80
Outstanding at the end of the period	3,762,775	$1.78	2,870,230	$5.21

The weighted average fair value of options granted by Progeon during the three months ended June 30, 2005 and 2006 was $1.79 and $6.65. 503,775 options were exercisable as of June 30, 2006 with a weighted average exercise price of $2.23.

The aggregate intrinsic value of options exercised during the three months ended June 30, 2006 under 1998 option plan and 1999 option plan was $3 million and $51 million respectively. The aggregate intrinsic value of options exercised during the three months ended June 30, 2005 under 1998 option plan and 1999 option plan was $2 million and $18 million. The aggregate intrinsic value of options exercised under the Progeon's 2002 plan during the three months ended June 30, 2006 was $2 million.

As of June 30, 2006, options outstanding under the 1998 option plan and 1999 option plan had an aggregate intrinsic value of $78 million and $350 million respectively and a weighted-average remaining contractual term of 3.2 years and 2.9 years respectively. As of June 30, 2006, options exercisable under the 1998 option plan and 1999 option plan had an aggregate intrinsic value of $64 million and $308 million respectively and a weighted-average remaining contractual term of 2.8 years and 2.6 years respectively.

As of June 30, 2006, options outstanding and exercisable under the Progeon's 2002 plan had an aggregate intrinsic value of $23 million and $6 million respectively and a weighted-average remaining contractual term of 4.1 years and 3.1 years respectively.

2.16 Income taxes

The provision for income taxes in the income statement comprises:
(Dollars in millions)
	Three months ended June 30,
	2005	2006
Current taxes
Domestic taxes	$6	$9
Foreign taxes	13	16
	19	25
Deferred taxes
Domestic taxes	(1)	(1)
Foreign taxes	-	(1)
	(1)	(2)
Aggregate taxes	$18	$23

All components of the aggregate taxes of $18 million and $23 million for the three months ended June 30, 2005 and 2006 are allocated to the continuing operations of the company. The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities, and a description of the financial statement items that created these differences are as follows:

(Dollars in millions)
	As of,
	March 31, 2006	June 30, 2006
Deferred tax assets
Property, plant and equipment	$13	$14
Investments	1	1
Compensated absences and other accruals	1	2
	15	17
Less: Valuation allowance	(1)	(1)
	14	16
Deferred tax liabilities
Intangible asset	-	(2)
	-	(2)
Net deferred tax assets	14	14

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not the company will realize the benefits of those deductible differences, net of the existing valuation allowance at June 30, 2006. The valuation allowance relates to investments. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The provision for foreign taxes is due to income taxes payable overseas, principally in the United States of America. The company benefits from certain significant tax incentives provided to software firms under Indian tax laws. These incentives presently include those for facilities set up under the Special Economic Zones Act, 2005 and an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operation of software development facilities designated as "Software Technology Parks" (the STP Tax Holiday). The Government of India has amended the tax incentives available to companies set up in designated STPs. The period of the STP Tax Holiday available to such companies is restricted to ten consecutive years, beginning from the financial year when the unit started producing computer software or April 1, 1999, whichever is earlier. The tax holidays on all facilities under STPs expire in stages by 2009. Under the Special Economic Zones Act, 2005 scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 will be eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the fiscal year, computed in accordance with the Internal Revenue Code. At March 31, 2006, Infosys' US branch net assets amounted to approximately $261 million. As of June 30, 2006, the company has not triggered the BPT and intends to maintain the current level of its net assets in the US, as it is consistent with its business plan. Accordingly, a BPT provision has not been recorded.

2.17    Earnings per share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Three months ended June 30,
	2005	2006
Basic earnings per equity share - weighted average number of common shares outstanding excluding unallocated shares of ESOP	539,163,684	549,991,125
Effect of dilutive common equivalent shares - stock options outstanding	15,008,642	12,815,651
Diluted earnings per equity share- weighted average number of common shares and common equivalent shares outstanding	554,172,326	562,806,776

Options to purchase 415, 424 shares under the 1998 Plan were not considered for calculating diluted earnings per share for the three months ended June 30, 2006 as their effect was anti-dilutive.

The computations of basic and diluted EPS has also been adjusted retroactively for all periods presented to reflect the change in capital structure. See Note 2.11

 2.18   Derivative financial instruments

The company uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank. Infosys held foreign exchange forward contracts of $119 million as of March 31, 2006. As of June 30, 2006, Infosys held foreign exchange forward contracts of $160 million and United Kingdom Pound Sterling 2 million. The foreign exchange forward contracts mature between one to 12 months. As of March 31, 2006, the company held put options of $4 million, call options of $8 million and range barrier options of $210 million, Euro 3 million and United Kingdom Pound Sterling 3 million. As of June 30, 2006, the company held common strike ratio options of $1 million, target profit forward options of Euro 34 million and range barrier options of $173 million.

2.19 Segment reporting

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The company's operations predominantly relate to providing IT solutions, delivered to customers located globally, across various industry segments. The Chief Operating Decision Maker evaluates the company's performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, revenues represented along industry classes comprise the principal basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the summary of significant accounting policies.

Industry segments for the company are primarily financial services comprising enterprises providing banking, finance and insurance services, manufacturing enterprises, enterprises in the telecommunications (telecom) and retail industries, and others such as utilities, transportation and logistics companies. Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except those mentioned above and India.

Revenue in relation to segments is categorized based on items that are individually identifiable to that segment, while expenditure is categorized in relation to the associated turnover of the segment. Allocated expenses of the geographic segments include expenses incurred for rendering services from the company's offshore software development centers and on-site expenses. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted only against the total income of the company.

Fixed assets used in the company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

2.19.1     Industry segments

(Dollars in millions)
Three months ended June 30, 2005
	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$173	$63	$82	$46	$112	$476
Identifiable operating expenses	73	29	32	20	46	200
Allocated expenses	46	15	20	11	33	125
Segmental operating income	54	19	30	15	33	151
Unallocable expenses						18
Operating income						133
Other income, net						7
Income before income taxes						140
Provision for income taxes						18
Net income						$122

Three months ended June 30, 2006
	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$241	$95	$117	$64	$143	$660
Identifiable operating expenses	110	40	43	28	61	282
Allocated expenses	67	27	32	18	40	184
Segmental operating income	64	28	42	18	42	194
Unallocable expenses						24
Operating income						170
Gain on sale of long term investment						1
Other income, net						28
Income before income taxes and minority interest						199
Provision for income taxes						23
Income before minority interest						176
Minority interest						2
Net income						$174

2.19.2      Geographic segments

(Dollars in millions)
Three months ended June 30, 2005
	North America	Europe	India	Rest of the World	Total
Revenues	$303	$114	$11	$48	$476
Identifiable operating expenses	131	46	5	18	200
Allocated expenses	77	27	3	18	125
Segmental operating income	95	41	3	12	151
Unallocable expenses					18
Operating income					133
Other income, net					7
Income before income taxes					140
Provision for income taxes					18
Net income					$122

Three months ended June 30, 2006
	North America	Europe	India	Rest of the World	Total
Revenues	$422	$173	$9	$56	$660
Identifiable operating expenses	188	68	4	22	282
Allocated expenses	118	48	2	16	184
Segmental operating income	116	57	3	18	194
Unallocable expenses					24
Operating income					170
Gain on sale of long term investment					1
Other income, net					28
Income before income taxes and minority interest					199
Provision for income taxes					23
Income before minority interest					176
Minority interest					2
Net income					$174

2.19.3      Significant clients

No client individually accounted for more than 10% of the revenues in the three months ended June 30, 2005 and 2006.

2.20   Litigation

The company is subject to legal proceedings and claims which have arisen in the ordinary course of its business. Legal actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the company.

2.21    Commitments and contingencies

The company has outstanding performance guarantees for various statutory purposes totaling $6 million as of March 31, 2006 and June 30, 2006. These guarantees are generally provided to governmental agencies.

2.22    Tax contingencies

During fiscal 2006, the company received a demand from the Indian tax authorities for payment of additional tax of $30 million, including interest of $7 million, upon completion of their tax review for fiscal 2002 and fiscal 2003. The tax demand is mainly on account of disallowance of a portion of the deduction to its taxable income under Indian law claimed by the company under Section 10A of the Income-tax Act. Deduction under Section 10A of the Income-tax Act is determined by the ratio of 'Export Turnover' to 'Total Turnover'. The disallowance arose from certain expenses incurred in foreign currency being reduced from Export Turnover but not also reduced from Total Turnover.

The company is contesting the demand and management, including its tax advisers, believes that its position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the company's financial position and results of operations. For the demand pertaining to fiscal 2002, the position of the Company has been substantially upheld by the appellate authority.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

In addition to historical information, this discussion contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this discussion, the words 'anticipate,' 'believe,' 'estimate,' 'expect,' 'intend,' 'project,' 'seek,' 'should,' 'will' and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such differences include but are not limited to, those discussed in the section entitled "Risk Factors" and elsewhere in this Quarterly Report, as well as the section entitled "Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended March 31, 2006. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date of this Quarterly Report. The following discussion and analysis should be read in conjunction with our financial statements included herein and the notes thereto. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

We are a leading global technology services company founded in 1981, and headquartered in Bangalore, India. We provide comprehensive end-to-end business solutions that leverage technology for our clients, including consulting, design, development, software re-engineering, maintenance, systems integration, package evaluation and implementation and infrastructure management services. We also provide software products to the banking industry. Through Progeon, we provide business process management services such as offsite customer relationship management, finance and accounting, and administration and sales order processing. Our clients rely on our solutions to enhance their business performance.

We completed our initial public offering of equity shares in India in 1993 and our initial public offering of ADSs in the United States in 1999. In August 2003, we completed a sponsored secondary offering of ADSs in the United States on behalf of our shareholders. In June 2005, we completed a second sponsored secondary offering of ADSs in the United States on behalf of our shareholders, the largest international equity offering out of India at the time. This offering included a public offering without listing in Japan. We did not receive any of the proceeds from our sponsored secondary offerings.

The following table sets forth our growth in revenue, net income and number of employees from fiscal 2002 to fiscal 2006:

(Dollars in millions)
	Fiscal 2002	Fiscal 2006	Compound Annual Growth Rate %
Revenues	$545	$2,152	41.0%
Net income	$164	$555	35.6%
Approximate number of employees at the end of the fiscal year	10,700	52,700	49.0%

As of June 30, 2006, we had approximately 58,400 employees.

The following table sets forth our growth in revenue and net income for the three months ended June 30, 2006 over the comparable period in 2005:

(Dollars in millions)
	Three months ended June 30, 2005	Three months ended June 30, 2006	Percentage Change
Revenues	$476	$660	38.7%
Net income	$122	$174	42.6%

Our revenue growth is attributable to a number of factors including an increase in the size and number of projects executed for existing and new clients, as well as an expansion in the solutions that we provide to our clients. For fiscal 2005, fiscal 2006, and the three months ended June 30, 2006, 95.4%, 95.0% and 97.0% of our revenue came from repeat business, which we define as revenue from a client who also contributed to our revenue during the prior fiscal year.

We use a distributed project management methodology that we refer to as our Global Delivery Model. We divide projects into components that we execute simultaneously at client sites and at our geographically dispersed development centers in India and around the world. Our Global Delivery Model allows us to efficiently execute projects across time zones and development centers, thereby optimizing our cost structure. We also offer a secure and redundant infrastructure for all client data.

The following table sets forth our revenues by geographic segments for fiscal 2006 and the three months ended June 30, 2006:

	Percentage of Revenues
Geographic Segments	Fiscal 2006	Three months ended June 30,2006
North America	64.8%	63.9%
Europe	24.5%	26.2%
India	1.8%	1.4%
Rest of the World	8.9%	8.5%

On June 30, 2006, we acquired 8,750,000 equity shares of Progeon Limited from Citicorp International Finance Corporation (CIFC) for a consideration of $116 million. As of June 30, 2006, Infosys holds 96.96% of the outstanding equity shares of Progeon Limited.

Furthermore, at our Annual General Meeting held on June 10, 2006, our shareholders approved a final dividend of approximately $0.09 per equity share and a Silver Jubilee special dividend of approximately $0.33 per equity share, which has resulted in a cash outflow of approximately $264 million, including corporate dividend tax.

Revenues

Our revenues are generated principally from technology services provided on either a time-and-materials or a fixed-price, fixed-timeframe basis. Revenues from services provided on a time-and-materials basis are recognized as the related services are performed. Revenues from services provided on a fixed-price, fixed-timeframe basis are recognized pursuant to the percentage of completion method. Most of our client contracts, including those that are on a fixed-price, fixed-timeframe basis can be terminated by clients with or without cause, without penalties and with short notice periods between zero and 90 days. Since we collect revenues on contracts as portions of the contracts are completed, terminated contracts are only subject to collection for portions of the contract completed through the time of termination. Our contracts do not contain specific termination-related penalty provisions. In order to manage and anticipate the risk of early or abrupt contract terminations, we monitor the progress on all contracts and change orders according to their characteristics and the circumstances in which they occur. This includes a focused review of our ability and our client's ability to perform on the contract, a review of extraordinary conditions that may lead to a contract termination, as well as historical client performance considerations. Since we also bear the risk of cost overruns and inflation with respect to fixed-price, fixed-timeframe projects, our operating results could be adversely affected by inaccurate estimates of contract completion costs and dates, including wage inflation rates and currency exchange rates that may affect cost projections. Losses on contracts, if any, are provided for in full in the period when determined. Although we revise our project completion estimates from time to time, such revisions have not, to date, had a material adverse effect on our operating results or financial condition. We also generate revenue from software application products, including banking software. Such software products represented 3.7% of our total revenues for the three months ended June 30, 2006 and 3.8% of our total revenues for fiscal 2006.

We experience from time to time pricing pressure from our clients, especially during the recent economic downturn, which has adversely affected our revenues, margins and gross profits. For example, clients often expect that as we do more business with them, they will receive volume discounts. Additionally, clients may ask for fixed-price arrangements or reduced rates. We attempt to use fixed-price arrangements for work where the specifications are complete, so individual rates are not negotiated for phases. We are also adding new services at higher price points and where more value is added for our clients. Recently, some of our clients have delayed purchase decisions as they seek to comply, as applicable, with increased regulations, such as the Sarbanes-Oxley Act of 2002, or undergo corporate reorganizations.

Cost of Revenues

Cost of Revenue represented 58.9% and 57.8% of total revenues for the three months ended June 30, 2006 and for fiscal 2006 respectively. Our cost of revenues primarily consists of salary and other compensation expenses, depreciation, overseas travel expenses, cost of software purchased for internal use, cost of technical subcontractors, data communication expenses and computer maintenance. We depreciate our personal computers and servers over two years and mainframe computers over periods of up to three years. Third party software is written off over the estimated useful life. Cost of revenues also includes amortization of stock compensation expenses. From April 1, 2006, the company adopted FASB Statement No.123 (revised 2004), Share-Based Payment using the modified prospective approach. The company recorded amortization of stock compensation expense of $1 million during the three months ended June 30, 2006 using the fair value recognition provisions.

We typically assume full project management responsibility for each project that we undertake. Approximately 71.0% and 72.3% of the total billed person-months for our services for the three months ended June 30, 2006 and during fiscal 2006 were performed at our global development centers in India, and the balance of the work was performed at client sites and global development centers located outside India. The proportion of work performed at our facilities and at client sites varies from quarter to quarter. We charge higher rates and incur higher compensation and other expenses for work performed at client sites and global development centers located outside India. Services performed at a client site or global development centers located outside India typically generate higher revenues per-capita at a lower gross margin than the same services performed at our facilities in India. As a result, our total revenues, cost of revenues and gross profit in absolute terms and as a percentage of revenues fluctuate from quarter to quarter based on the proportion of work performed outside India. Additionally, any increase in work performed at client sites or global development centers located outside India can decrease our gross profits. We hire subcontractors on a limited basis from time to time for our own technology development needs, and we generally do not perform subcontracted work for other technology service providers. For the three months ended June 30, 2006 and fiscal 2006, approximately 3.2% and 3.0% of our cost of revenues was attributable to cost of technical subcontractors. We do not anticipate that our subcontracting needs will increase significantly as we expand our business.

Revenues and gross profits are also affected by employee utilization rates. We define employee utilization as the proportion of total billed person months to total available person months excluding support personnel. We manage utilization by monitoring project requirements and timetables. The number of consultants assigned to a project will vary according to size, complexity, duration, and demands of the project. An unanticipated termination of a significant project could also cause us to experience lower utilization of technology professionals, resulting in a higher than expected number of unassigned technology professionals. In addition, we do not fully utilize our technology professionals when they are enrolled in training programs, particularly during our 14-week training course for new employees.

Selling and Marketing Expenses

Selling and marketing expenses represented 6.8% and 6.3% of total revenues for the three months ended June 30, 2006 and for fiscal 2006 respectively. Our selling and marketing expenses primarily consist of expenses relating to salaries of sales and marketing personnel, professional charges, travel, brand building, commission and earnout charges, rental for sales and marketing offices and telecommunications. We have decided to increase our selling and marketing expenses to increase brand awareness among target clients and promote client loyalty and repeat business among existing clients.

General and Administrative Expenses

General and administrative expenses represented 8.5% and 8.0% of total revenues for the three months ended June 30, 2006 and for fiscal 2006 respectively. Our general and administrative expenses is comprised of expenses relating to salaries of senior management and other support personnel, travel expenses, legal and other professional fees, telecommunications, utilities, other miscellaneous administrative costs and provisions for doubtful accounts receivable. The factors which affect the fluctuations in our provisions for bad debts and write offs of uncollectible accounts include the financial health of our clients and of the economic environment in which they operate.

Gain on Sale of Long Term Investment

In fiscal 2005, we sold our investment in Yantra Corporation and the consideration received from the sale resulted in a gain of $11 million during fiscal 2005. The carrying value of the investment in Yantra Corporation was completely written down in fiscal 1999. Further consideration of $1 million was received during the three months ended June 30, 2006 resulting in a gain of $1 million for the period.

Other Income, net

Other income / (expense), net includes interest income, income from liquid mutual fund investments, foreign currency exchange gains/losses including marked to market gains / losses on foreign exchange forward and option contracts, and provisions for losses on investments.

Functional Currency and Foreign Exchange

Our functional currency is the Indian rupee. The functional currency for Infosys Australia, Infosys China and Infosys Consulting is the respective local currency. The financial statements included in this Quarterly Report are reported in U.S. dollars. The translation of rupees to dollars is performed for the balance sheet accounts using the exchange rate in effect at the balance sheet date, and for revenue and expense accounts using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are reported as other comprehensive income / loss.

Generally, Indian law requires residents of India to repatriate any foreign currency earnings to India to control the exchange of foreign currency. More specifically, Section 8 of the Foreign Exchange Management Act, or FEMA, requires an Indian company to take all reasonable steps to realize and repatriate into India all foreign exchange earned by the company outside India, within such time periods and in the manner as specified by the Reserve Bank of India, or RBI. The RBI has promulgated guidelines that require the company to repatriate any realized foreign exchange back to India, and either:

  sell it to an authorized dealer for rupees within seven days from the date of receipt of the foreign exchange;
  retain it in a foreign currency account such as an Exchange Earners Foreign Currency, or EEFC, account with an authorized dealer; or
  use it for discharge of debt or liabilities denominated in foreign exchange.

We typically collect our earnings and pay expenses denominated in foreign currencies using a dedicated foreign currency account located in the local country of operation. In order to do this, we are required to, and have obtained, special approval from the RBI to maintain a foreign currency account in overseas countries like the United States. However, the RBI approval is subject to limitations, including a requirement that we repatriate all foreign currency in the account back to India within a reasonable time, except an amount equal to our local monthly operational cost of our overseas branch and personnel. We currently pay such expenses and repatriate the remainder of the foreign currency to India on a regular basis. We have the option to retain those in an EEFC account (foreign currency denominated) or an Indian-rupee-denominated account. We convert substantially all of our foreign currency to rupees to fund operations and expansion activities in India.

Our failure to comply with these regulations could result in RBI enforcement of actions against us.

Income Taxes

Our net income earned from providing software development and other services outside India is subject to tax in the country where we perform the work. Most of our tax paid in countries other than India can be applied as a credit against our Indian tax liability to the extent that the same income is subject to tax in India.

Currently, we benefit from the tax holidays the Government of India gives to the export of software from specially designated software technology parks in India and for facilities set up under the Special Economic Zones Act, 2005. As a result of these incentives, our operations have been subject to relatively low tax liabilities. These tax incentives include a 10-year tax holiday from Indian corporate income taxes for the operation of most of our Indian facilities. As a result of these tax exemptions, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. These tax incentives resulted in a decrease in our income tax expense of $53 million for the three months ended June 30, 2006 and $160 million for fiscal 2006 compared to the effective tax amounts that we estimate would have applied if these incentives had not been available.

The Finance Act, 2000 phases out the ten-year tax holiday over a ten-year period from fiscal 2000 through fiscal 2009. Accordingly, facilities set up in India on or before March 31, 2000 have a ten-year tax holiday, new facilities set up on or before March 31, 2001 have a nine-year tax holiday and so forth until March 31, 2009. After March 31, 2009, the tax holiday will no longer be available to new facilities. Our current tax holidays expire in stages by 2009. Some of our new facilities are being set up under the Special Economic Zones Act, 2005. Under this scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 will be eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions. When our tax holidays expire or terminate, our tax expense will materially increase, reducing our profitability. As a result of such tax incentives, our effective tax rate for fiscal 2006 was 11.1% and our Indian statutory tax rate for the same period was 33.66%. Our effective tax rate for the three months ended June 30, 2006 was 11.6% and our Indian statutory tax rate for the same period was 33.66%.

Minority interest

Minority interest represents the share of minority shareholders in the profits of Progeon Limited, our majority owned and consolidated subsidiary.

Results for the three months ended June 30, 2006 compared to the three months ended June 30, 2005

Revenues

The following table sets forth the growth in our revenues for the three months ended June 30, 2006 over the corresponding period in 2005:

(Dollars in millions)
	Three months ended June 30, 2005	Three months ended June 30, 2006	Change	Percentage Change

Revenues	$476	$660	$184	38.7%

Revenues increased in most segments of our services. The increase in revenues was attributable to an increase in business from both existing clients and from new clients, particularly in industries such as financial services, manufacturing and telecommunication services.

The following table sets forth our revenues by industry segments for the three months ended June 30, 2006 and June 30, 2005:

	Percentage of Revenues
Industry Segments	Three months ended June 30, 2005	Three months ended June 30, 2006
Financial services	36.3%	36.5%
Manufacturing	13.2%	14.4%
Telecommunication	17.2%	17.7%
Retail	9.7%	9.7%
Others including utilities, logistics and services	23.6%	21.7%

Revenues from services represented 96.3% of total revenues for the three months ended June 30, 2006 as compared to 95.3% for the three months ended June 30, 2005. Sale of our software products represented 3.7% of our total revenues for the three months ended June 30, 2006 as compared to 4.7% for the three months ended June 30, 2005.

The following table sets forth the revenues from fixed-price, fixed-timeframe contracts and time-and-materials contracts as a percentage of total services revenues for the three months ended June 30, 2006 and June 30, 2005:

	Percentage of total services revenues
	Three months ended June 30, 2005	Three months ended June 30, 2006
Fixed-price, fixed-timeframe contracts	28.6%	26.9%
Time-and-materials contracts	71.4%	73.1%

The following table sets forth our revenues by geographic segments for the three months ended June 30, 2006 and June 30, 2005:

	Percentage of Revenues
Geographic Segments	Three months ended June 30, 2005	Three months ended June 30, 2006
North America	63.7%	63.9%
Europe	23.9%	26.2%
India	2.3%	1.4%
Rest of the World	10.1%	8.5%

During the three months ended June 30, 2006 the total billed person-months for our services other than business process management grew by 34.8% compared to the three months ended June 30, 2005.The onsite and offshore volume growth were 42.2% and 31.4% during the three months ended June 30, 2006 compared to the three months ended June 30, 2005. We have recently seen a slight increase in pricing on engagements with some of our customers. During the three months ended June 30, 2006 there was 2.6% increase in onsite rates and a 0.9% increase in offshore rates compared to the three months ended June 30, 2005.

Cost of revenues

The following table sets forth our cost of revenues for the three months ended June 30, 2006 and June 30, 2005:

(Dollars in millions)
	Three months ended June 30, 2005	Three months ended June 30, 2006	Change	Percentage Change
Cost of revenues	$274	$389	$115	42.0%
As a percentage of revenues	57.6%	58.9%

The increase in our cost of revenues is mainly attributable to increases of approximately $94 million in personnel costs due to new hires and a compensation review effected in April 2006, $11 million in overseas travel expenses (including $6 million in visa costs), $5 million in depreciation expenses and $4 million in cost of technical subcontractors.

Gross profit

The following table sets forth our gross profit for the three months ended June 30, 2006 and June 30, 2005:

(Dollars in millions)
	Three months ended June 30, 2005	Three months ended June 30, 2006	Change	Percentage Change
Gross profit	$202	$271	$69	34.2%
As a percentage of revenues	42.4%	41.1%

The decrease in gross profit as a percentage of revenues from three months ended June 30, 2005 to three months ended June 30, 2006 is attributable to a 38.7% increase in revenues for the three months ended June 30, 2006 offset by a 42.0% increase in cost of revenues in the same period compared to the three months ended June 30, 2005.

Selling and marketing expenses

The following table sets forth our selling and marketing expenses for the three months ended June 30, 2006 and June 30, 2005:

(Dollars in millions)
	Three months ended June 30, 2005	Three months ended June 30, 2006	Change	Percentage Change
Selling and marketing expenses	$32	$45	$13	40.6%
As a percentage of revenues	6.7%	6.8%

The number of our sales and marketing personnel increased from 379 as of June 30, 2005 to 501 as of June 30, 2006. The increase in selling and marketing expenses is mainly attributable to increases of approximately $10 million in personnel costs of selling and marketing employees on account of new hires and the compensation review effected in April 2006 and $2 million in overseas travel expenses.

General and administrative expenses

The following table sets forth our general and administrative expenses for the three months ended June 30, 2006 and June 30, 2005:

(Dollars in millions)
	Three months ended June 30, 2005	Three months ended June 30, 2006	Change	Percentage Change
General and administrative expenses	$37	$56	$19	51.4%
As a percentage of revenues	7.8%	8.5%

The increase in general and administrative expenses was primarily attributable to increase of approximately $5 million for personnel costs on account of new hires and the compensation review effected in April 2006, $3 million in professional charges, $2 million each in telecommunication charges, office maintenance charges, power and fuel charges and provision for bad and doubtful accounts receivable, and $1 million each in traveling and conveyance and taxes other than income taxes. The factors which affect the fluctuations in our provisions for bad debts and write offs of uncollectible accounts include the financial health of our clients and the economic environment in which they operate. We specifically identify the credit loss and then make the provision. No one client has contributed significantly to a loss, and we have had no significant changes in our collection policies or payment terms.

Operating income

The following table sets forth our operating income for the three months ended June 30, 2006 and June 30, 2005:

(Dollars in millions)
	Three months ended June 30, 2005	Three months ended June 30, 2006	Change	Percentage Change
Operating income	$133	$170	$37	27.8%
As a percentage of revenues	27.9%	25.8%

Gain on sale of long term investment

We had no gains on sales of long term investments in fiscal 2006. In fiscal 2005, we sold our investment in Yantra Corporation and the consideration received from the sale resulted in a gain of $11 million. The carrying value of the investment in Yantra Corporation was completely written down in fiscal 1999. Further consideration of $1 million was received during the three months ended June 30, 2006 resulting in a gain of $1 million for the period.

Other income, net

The following table sets forth our other income, net for the three months ended June 30, 2006 and June 30, 2005:

(Dollars in millions)
	Three months ended June 30, 2005	Three months ended June 30, 2006	Change	Percentage Change

Other income, net	$7	$28	$21	300.0%

Other income, net, consists mainly of interest and dividend income, foreign exchange gains / (losses), net and provision for investments. Interest income and income from mutual fund investments was approximately $9 million and $15 million during the three months ended June 30, 2005 and 2006.

We recorded foreign exchange losses of $2 million during the three months ended June 30, 2005 compared to gain of $12 million during the three months ended June 30, 2006. Foreign exchange gains and losses arise from the appreciation and depreciation of the rupee against other currencies in which we transact business.

The following table sets forth the currency in which our revenues for the three months ended June 30, 2006 and June 30, 2005 are denominated:

	Percentage of Revenues
Currency	Three months ended June 30, 2005	Three months ended June 30, 2006
U.S. dollar	78.2%	75.3%
United Kingdom Pound Sterling	7.1%	11.6%
Euro	4.6%	4.8%
Others	10.1%	8.3%

The following tables sets forth information on the foreign exchange rates in rupees per U.S. dollar, United Kingdom Pound Sterling and Euro for the three months ended June 30, 2006 and June 30, 2005:

	Three months ended June 30, 2005 (Rs.)	Three months ended June 30, 2006 (Rs.)	Appreciation / (Depreciation) in percentage
Average exchange rate during the period
U.S. dollar	43.54	45.65	(4.8)%
United Kingdom Pound Sterling	80.17	84.38	(5.3)%
Euro	54.40	58.19	(7.0)%

	Three months ended June 30, 2005 (Rs.)	Three months ended June 30, 2006 (Rs.)
Exchange rate at the beginning of the period
U.S. dollar	43.62	44.48
United Kingdom Pound Sterling	82.18	77.36
Euro	56.52	53.99

Exchange rate at the end of the period
U.S. dollar	43.51	45.87
United Kingdom Pound Sterling	77.98	84.82
Euro	52.69	58.62

Appreciation / (Depreciation) during the period in percentage
U.S. dollar	0.3%	(3.1)%
United Kingdom Pound Sterling	5.1%	(9.6)%
Euro	6.8%	(8.6)%

We used derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank. We held foreign exchange forward contracts of $119 million as of March 31, 2006. As of June 30, 2006, we held foreign exchange forward contracts of $160 million and United Kingdom Pound Sterling 2 million. The foreign exchange forward contracts mature between one to 12 months. As of March 31, 2006, we held put options of $4 million, call options of $8 million and range barrier options of $210 million, Euro 3 million and United Kingdom Pound Sterling 3 million. As of June 30, 2006, we held common strike ratio options of $1 million, target profit forward options of Euro 34 million and range barrier options of $173 million. We have recorded losses of $7 million on account of foreign exchange forward and option contracts for the three months ended June 30, 2006 while we had recorded gains of $2 million for the three months ended June 30, 2005, which are included in total foreign currency exchange gains / losses. Our accounting policy requires us to mark to market and recognize the effect in earnings immediately of any derivative that is either not designated a hedge, or is so designated but is ineffective as per SFAS 133.

Provision for income taxes

The following table sets forth our provision for income taxes and effective tax rate for the three months ended June 30, 2006 and June 30, 2005:

(Dollars in millions)
	Three months ended June 30, 2005	Three months ended June 30, 2006	Change	Percentage Change
Provision for income taxes	$18	$23	$5	27.8%
Effective tax rate	12.9%	11.6%

The decrease in the effective tax rate is mainly due to higher offshore profitability and an increase in income from mutual fund investments. Income from mutual fund investments increased from $3 million in the three months ended June 30, 2005 to $4 million in the three months ended June 30, 2006.

Minority Interest

Minority interest of $2 million for the three months ended June 30, 2006 represents the share of minority shareholders in the profits of Progeon Limited, our majority owned and consolidated subsidiary.

Net income

The following table sets forth our net income for the three months ended June 30, 2006 and June 30, 2005:

(Dollars in millions)
	Three months ended June 30, 2005	Three months ended June 30, 2006	Change	Percentage Change
Net income	$122	$174	$52	42.6%
As a percentage of revenues	25.6%	26.4%

Liquidity and Capital Resources

Our growth has been financed largely by cash generated from operations and, to a lesser extent, from the proceeds from the sale of equity. In 1993, we raised approximately $4.4 million in gross aggregate proceeds from our initial public offering of equity shares in India. In 1994, we raised an additional $7.7 million through private placements of our equity shares with foreign institutional investors, mutual funds, Indian domestic financial institutions and corporations. On March 11, 1999, we raised $70.4 million in gross aggregate proceeds from our initial public offering of ADSs in the United States.

As of June 30, 2006, we had $1.06 billion in working capital, including $392 million in cash and cash equivalents and $358 million invested in liquid mutual fund units, and no outstanding bank borrowings. We believe that a sustained reduction in IT spending, a longer sales cycle, and a continued economic downturn in any of the various industry segments in which we operate, could result in a decline in our revenue and negatively impact our liquidity and cash resources.

Net cash provided by operating activities was $151 million and $121 million for the three months ended June 30, 2005 and June 30, 2006. Net cash provided by operations consisted primarily of net income adjusted for depreciation, minority interests, stock compensation expenses and increases in unearned revenue, offset in part by an increase in accounts receivable, prepaid expenses and other current assets and unbilled revenue and a decrease in other accrued liabilities.

Trade accounts receivable decreased by $20 million during the three months ended June 30, 2005, compared to an increase of $57 million during the three months ended June 30, 2006. Accounts receivable as of March 31, 2005 included $54 million receivable from a large customer. The payment was received in the first week of April 2005. Accounts receivable as a percentage of last 12 months revenues represented 16.4% and 17.5% as of June 30, 2005 and 2006. Prepaid expenses and other current assets increased by $5 million during the three months ended June 30, 2005 and $10 million during the three months ended June 30, 2006. Other accrued liabilities decreased by $18 million during the three months ended June 30, 2005, compared to an decrease of $9 million during the three months ended June 30, 2006. There has been an increase in unbilled revenues of $3 million during the three months ended June 30, 2005, compared to an increase of $11 million during the three months ended June 30, 2006. Unbilled revenues represent revenues that are recognized but not yet invoiced. Client deposits decreased by $1 million during the three months ending June 30, 2005. Unearned revenues increased by $8 million during the three months ending June 30, 2005, compared to an increase of $12 million during the three months ending June 30, 2006. Unearned revenue resulted primarily from advance client billings on fixed-price, fixed-timeframe contracts for which related efforts have not been expended. Revenues from fixed-price, fixed-timeframe contracts and from time-and-materials contracts represented 28.6% and 71.4% of total services revenues for the three months ending June 30, 2005, as compared to 26.9% and 73.1% for the three months ending June 30, 2006.

Net cash used in investing activities was $96 million and $363 million for the three months ended June 30, 2005 and June 30, 2006. Net cash used in investing activities, relating to our acquisition of additional property, plant and equipment for the three months ended June 30, 2005 and June 30, 2006 was $58 million and $42 million. During the three months ended June 30, 2005, we invested $64 million in liquid mutual fund units, $9 million in non-current deposits with corporations and redeemed mutual fund investments of $36 million. During the three months ended June 30, 2006, we invested $375 million in liquid mutual fund units, $11 million in non-current deposits with corporations, and redeemed mutual fund investments of $180 million.

On June 30, 2006, we acquired 8,750,000 equity shares of Progeon Limited from Citicorp International Finance Corporation (CIFC) for a consideration of $116 million.  As of June 30, 2006, we held 96.96% of the outstanding equity shares of Progeon Limited.

We used to provide various loans to employees including car loans, home loans, personal computer loans, telephone loans, medical loans, marriage loans, personal loans, salary advances, education loans and loans for rental deposits. These loans were provided primarily to employees in India who were not executive officers or directors. Housing and car loans were available only to middle level managers, senior managers and non-executive officers. These loans were generally collateralized against the assets of the loan and the terms of the loans ranged from 1 to 100 months. Recently we have discontinued fresh disbursements under all of these loan schemes except for personal loans and salary advances which we continue to provide primarily to employees in India who are not executive officers or directors. We also provide allowances for purchase of cars and houses for our middle level managers. The annual rates of interest for these loans vary between 0% and 4%. Loans aggregating $28 million and $27 million were outstanding as of March 31, 2006 and June 30, 2006.

Net cash used in financing activities was $231 million for the three months ending June 30, 2006. This primarily comprised of $33 million of cash raised by issuance of equity shares on exercise of stock options by employees, offset by dividend payments of $264 million. Our shareholders at the Annual General Meeting held on June 10, 2006 approved a final dividend of approximately $0.09 per equity share and a Silver Jubilee special dividend of approximately $0.33 per equity share, which has resulted in a cash outflow of approximately $264 million including corporate dividend tax. Net cash used in financing activities was $23 million for the three months ending June 30, 2005. This primarily comprised of dividend payments of $46 million offset by $23 million of cash raised by issuance of common stock on exercise of stock options by employees. As of June 30, 2006 we had contractual commitments for capital expenditure of $112 million. These commitments include approximately $99 million in domestic purchases and $13 million in imports and overseas commitments for hardware, supplies and services to support our operations generally, which we expect to be significantly completed by December 2006.

We have provided information to the public regarding forward-looking guidance on our business operations. This information is consistent with market expectations.

Reconciliation between Indian and U.S. GAAP

All financial information in this quarterly report is presented in accordance with U.S. GAAP, although we also report for Indian statutory purposes under Indian GAAP. There are material differences between financial statements prepared in Indian and U.S. GAAP. The differences that affect us are primarily attributable to U.S. GAAP requirements for the accounting for stock-based compensation under SFAS 123R.

Reconciliation of Net Income

(Dollars in million)
	Three months ended June 30,
	2005	2006
Net profit as per Indian GAAP	$122	$175
Amortization of stock compensation expense	-	(1)
Net income as per U.S. GAAP	$122	$174

Item 3. Quantitative and Qualitative Disclosures about Market Risk

General

Market risk is attributable to all market sensitive financial instruments including foreign currency receivables and payables. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments.

Our exposure to market risk is a function of our revenue generating activities and any future borrowing activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss. Most of our exposure to market risk arises out of our foreign currency accounts receivable.

Risk Management Procedures

We manage market risk through treasury operations. Our treasury operations' objectives and policies are approved by senior management and our audit committee. The activities of treasury operations include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, if any, and ensuring compliance with market risk limits and policies.

Components of Market Risk

Exchange rate risk : Our exposure to market risk arises principally from exchange rate risk. Even though our functional currency is the Indian rupee, we transact a major portion of our business in foreign currencies, such as the U.S. dollar, the United Kingdom Pound Sterling and the Euro. The exchange rate between the rupee and these currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are adversely affected as the rupee appreciates against dollar and other foreign currencies. For the three months ended June 30, 2006 and June 30, 2005, U.S. dollar denominated revenues represented 75.3% and 78.2% of total revenues. For the same periods, revenues denominated in United Kingdom Pound Sterling represented 11.6% and 7.1% of total revenues while revenues denominated in the Euro represented 4.8% and 4.6% of total revenues. Our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables. We use derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. We held foreign exchange forward contracts of $119 million as of March 31, 2006. As of June 30, 2006, we held foreign exchange forward contracts of $160 million and United Kingdom Pound Sterling 2 million. The foreign exchange forward contracts mature between one to 12 months. As of March 31, 2006, we held put options of $4 million, call options of $8 million and range barrier options of $210 million, Euro 3 million and United Kingdom Pound Sterling 3 million. As of June 30, 2006, we held common strike ratio options of $1 million, target profit forward options of Euro 34 million and range barrier options of $173 million. The forward contracts typically mature within one to twelve months, must be settled on the day of maturity and may be cancelled subject to the payment of any gains or losses in the difference between the contract exchange rate and the market exchange rate on the date of cancellation. We use these derivative instruments only as a hedging mechanism and not for speculative purposes. We may not purchase adequate instruments to insulate ourselves from foreign exchange currency risks. The policies of the Reserve Bank of India may change from time to time which may limit our ability to hedge our foreign currency exposures adequately. In addition, any such instruments may not perform adequately as a hedging mechanism. We may, in the future, adopt more active hedging policies, and have done so in the past.

Fair value: The fair value of our market rate risk sensitive instruments approximates their carrying value.

Recent Accounting Pronouncements

In 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised 2004), Share-Based Payment requiring companies to change their accounting policies to record the fair value of stock options issued to employees as an expense. Until March 2006, we did not deduct the expense of employee stock option grants from our income based on the fair value method as we had adopted the pro forma disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Pursuant to the Securities and Exchange Commission Release No. 33-8568, we have adopted SFAS 123R from April 1, 2006. The change in the standard will adversely affect our operating results in the event we make any future grants.

Impact on the financial statements due to the adoption of FASB Statement No.123 (revised 2004), Share-Based Payment using the modified prospective approach are given below.

Details	(Dollars in millions)
Operating income	(1)
Income before income taxes and minority interest	(1)
Net income	(1)
Cash flow from operating activities	(1)
Cash flow from financing activities	1
Earnings per equity share
Basic	-
Diluted	-

As of June 30, 2006, the unamortized stock compensation expenses under the 1998 and 1999 option plans was $2 million and the same is expected to be amortized over a weighted average period of approximately one year and the unamortized stock compensation expenses under the Progeon's 2002 Plan was $4 million and the same is expected to be amortized over a weighted average period of approximately two years.

Critical Accounting Policies

We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on management's judgment, with financial reporting results relying on estimation about the effect of matters that are inherently uncertain. Specific risks for these critical accounting policies are described in the following paragraphs. For all of these policies, future events rarely develop exactly as forecast, and the best estimates routinely require adjustment.

Estimates

We prepare financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the financial reporting period. We primarily make estimates related to contract costs expected to be incurred to complete development of software, allowances for doubtful accounts receivable, our future obligations under employee retirement and benefit plans, useful lives of property, plant and equipment, future income tax liabilities and contingencies and litigation.

We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

Revenue Recognition

We derive our revenues primarily from software development and related services, licensing of software products and from business process management services. We make and use significant management judgments and estimates in connection with the revenue that we recognize in any accounting period. Material differences may result in the amount and timing of our revenue for any period, if we made different judgments or utilized different estimates.

Arrangements with customers for software development and related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis. Revenue on time-and-material contracts is recognized as the related services are rendered. Revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Maintenance revenues are recognized ratably over the term of the underlying maintenance arrangement. When the company receives advances for services and products, such amounts are reported as client deposits until all conditions for revenue recognition are met.

Revenue from our fixed-price arrangements for software development and related services that involves significant production, modification or customization of the software, is accounted for in conformity with ARB No. 45, using the guidance in Statement of Position (SOP) 81-1, and the Accounting Standards Executive Committee's conclusion in paragraph 95 of SOP 97-2. Fixed-price arrangements, which are similar to 'contracts to design, develop, manufacture, or modify complex aerospace or electronic equipment to a buyer's specification or to provide services related to the performance of such contracts' and 'contracts for services performed by architects, engineers, or architectural or engineering design firms,' as laid out in Paragraph 13 of SOP 81-1, are also accounted for in conformity with SOP 81-1.

In the above mentioned fixed price arrangements, revenue has been recognized using the percentage-of-completion method. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. In measuring progress towards completion, we have selected a method that we believe is reliable and best approximates the progress to completion. The input (efforts expended) method has been used to measure progress towards completion as there is a direct relationship between hourly labor input and productivity and the method indicates the most reliable measure of progress. However, we evaluate each contract and apply judgment to ensure the existence of a relationship between hourly labor input and productivity.

At the end of every reporting period, we evaluate each project for estimated revenue and estimated efforts. Any revisions or updates to existing estimates are made wherever required by obtaining approvals from officers having the requisite authority. Management regularly reviews and evaluates the status of each contract in progress to estimate the profit or loss. As part of the review, detailed actual efforts and a realistic estimate of efforts to complete all phases of the project is compared with the details of the original estimate and the total contract price. To date, we have not had any fixed-price, fixed-timeframe contracts that resulted in a material loss. However, our policy is to establish a provision for losses on a contract as soon as losses become evident. We evaluate change orders according to their characteristics and the circumstances in which they occur. If such change orders are considered by the parties to be a normal element within the original scope of the contract, no change in the contract price is made. Otherwise, the adjustment to the contract price may be routinely negotiated. Contract revenue and costs are adjusted to reflect change orders approved by the client and us, regarding both scope and price. Changes are reflected in revenue recognition only after the change order has been approved by both parties. The same principle is also followed for escalation clauses. Costs that are incurred for a specific anticipated contract that will result in no future benefits unless the contract is obtained are not included in contract costs or deferred costs before the signing of the contract. Such costs are deferred only if the costs can be directly associated with a specific anticipated contract and if their recoverability from that contract is determined to be probable.

We provide our clients with a fixed-period warranty for corrections of errors and telephone support on all fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of revenues. We estimate such costs based on historical experience, and review estimates on a periodic basis for any material changes in assumptions and likelihood of occurrence.

In arrangements with software development and related services and maintenance services, we have specifically applied the guidance in paragraph 9 of EITF Issue 00-21 to determine whether the software development and related services can be considered a separate unit of accounting. Our arrangements generally meet the criteria for software development and related services to be considered a separate unit of accounting. We use the relative fair value method to allocate revenue to maintenance services and the software development and related services. In cases where we are unable to establish objective and reliable evidence of fair value for the software development and related services, we have used the residual method to allocate the arrangement consideration. Maintenance revenues are recognized ratably over the term of the underlying maintenance arrangement while software development and related services revenues are recognized using the percentage-of-completion method.

In accordance with SOP 97-2, Software Revenue Recognition, license fee revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the license fee is fixed and determinable, and the collection of the fee is probable. Arrangements to deliver our software product generally have three elements: license, implementation and Annual Technical Services, or ATS. We have applied the principles in SOP 97-2 to account for revenue from these multiple element arrangements. Vendor Specific Objective Evidence of fair value or VSOE has been established for ATS. VSOE is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement, the revenue from such contracts are allocated to each component of the contract using the residual method, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of an established VSOE for implementation, the entire arrangement fee for license and implementation is recognized as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Revenues from business process management and other services are recognized on both the time-and-material and fixed-price, fixed-timeframe bases. Revenue on time-and-material contracts is recognized as the related services are rendered. Revenue from fixed-price, fixed-timeframe contracts is recognized as per the proportional performance method using an output measure of performance.

We recognize revenue only on collectibility being probable and hence credit losses do not have an impact on our revenue recognition policy. Fluctuations in our provisions for bad debts and write offs of uncollectible accounts depend on the financial health and economic environment governing our clients. Our provisions are based on specific identification of the credit loss. No one client has contributed significantly to credit losses. We have had no significant changes in our collection policies or payment terms.

The company accounts for volume discounts and pricing incentives to customers using the guidance in EITF Issue 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products). The discount terms in the company's arrangements with customers generally entitle the customer to discounts if the customer completes a specified cumulative level of revenue transactions. In some arrangements, the level of discount varies with increases in the levels of revenue transactions. The discounts are passed on to the customer either as check payments or as a reduction of payments due from the customer. The company recognizes discount obligations as a reduction of revenue based on the ratable allocation of the discount to each of the underlying revenue transactions that result in progress by the customer toward earning the discount. The company recognizes the liability based on its estimate of the customer's future purchases. Also, when the level of discount varies with increases in levels of revenue transactions, the company recognizes the liability based on its estimate of the customer's future purchases. If the company cannot reasonably estimate the customer's future purchases, then the liability is recorded based on the maximum potential level of discount. The company recognizes changes in the estimated amount of obligations for discounts using a cumulative catch-up adjustment. Furthermore, the company does not recognize any revenue up front for breakages immediately on the inception of an arrangement.

Income Tax

As part of our financial reporting process, we are required to estimate our liability for income taxes in each of the tax jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure together with an assessment of temporary differences resulting from differing treatment of items, such as depreciation on property, plant and equipment, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our balance sheet.

We face challenges from domestic and foreign tax authorities regarding the amount of current taxes due. These challenges include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. Based on our evaluation of our tax position and the information presently available to us, we believe we have adequately accrued for probable exposures as of June 30, 2006. To the extent we are able to prevail in matters for which accruals have been established or are required to pay amounts in excess of our reserves, our effective tax rate in a given financial statement period may be materially impacted.

Our deferred tax liabilities mainly arise from taxable basis differences in intangible assets and investments in liquid mutual funds. Our deferred tax assets comprise assets arising from basis differences in depreciation on property, plant and equipment, investments for which the ultimate realization of the tax asset may be dependent on the availability of future capital gains, and provisions for doubtful accounts receivable. We assess the likelihood that our deferred tax assets will be recovered from future taxable income. This assessment takes into consideration tax planning strategies, including levels of historical taxable income and assumptions regarding the availability and character of future taxable income over the periods in which the deferred tax assets are deductible. We believe it is more likely than not that we will realize the benefits of those deductible differences, net of the existing valuation allowance at June 30, 2006. The ultimate amount of defer red tax assets realized may be materially different from those recorded, as influenced by potential changes in income tax laws in the tax jurisdictions where we operate.

To the extent we believe that realization of a deferred tax asset is not likely, we establish a valuation allowance or increase this allowance in an accounting period and include an expense within the tax provision in our statements of income. As of June 30, 2006 and March 31, 2006, we recorded valuation allowance of $1 million due to uncertainties related to our ability to utilize some of our deferred tax assets comprising provisions for doubtful accounts receivable and investments. In the event that actual results differ from these estimates of valuation allowance or if we adjust these estimates in future periods, we may need to establish an additional valuation allowance, which could materially impact our financial position and results of operations.

Business Combinations, Goodwill and Intangible Assets

We account for business combinations in accordance with SFAS No. 141, Business Combinations. Cash and amounts of consideration that are determinable at the date of acquisition are included in determining the cost of the acquired business. The accounting for contingent consideration based on earnings or other performance measures is a matter of judgment that depends on the relevant facts and circumstances. If the substance of the contingent consideration is to provide compensation for services, use of property, or profit sharing, we account for the additional consideration as an expense of the appropriate period. Otherwise, the additional consideration paid is recorded as an additional cost of the acquired business.

Goodwill represents the cost of the acquired businesses in excess of the fair value of identifiable tangible and intangible net assets purchased. We generally seek the assistance of independent valuation experts in determining the fair value of the identifiable tangible and intangible net assets of the acquired business. We assign all the assets and liabilities of the acquired business, including goodwill, to reporting units in accordance with SFAS No. 142, Goodwill and Other Intangible Assets.

We test goodwill for impairment on an annual basis. In this process, we rely on a number of factors including operating results, business plans and future cash flows. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Goodwill of a reporting unit will be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

We amortize intangible assets over their respective individual estimated useful lives on a straight-line basis. Our estimates of the useful lives of identified intangible assets are based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

We evaluate intangible assets for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.

In evaluating goodwill and intangible assets for impairment, we may seek the assistance of independent valuation experts, perform internal valuation analyses and consider other information that is publicly available. The results of our evaluation may be dependent on a number of factors including estimates of future market growth and trends, forecasted revenue and costs, discount rates and other variables. While we use assumptions which we believe are fair and reasonable, actual future results may differ from the estimates arrived at using the assumptions.

Off-Balance Sheet Arrangements

None.

Item 4. Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer believe, based on an evaluation performed under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, that the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) are effective as of June 30, 2006 to ensure that information required to be disclosed by Infosys in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and is accumulated and communicated to Infosys' management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

There has been no change in our internal control over financial reporting that occurred during the period covered by the Quarterly Report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Part II - Other Information

Item 1. Legal Proceedings

The Company is subject to legal proceedings and claims, which have arisen in the ordinary course of its business. These legal actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the Company.

Item 1A. Risk factors

This Quarterly Report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in our Annual Report on Form 20-F for the fiscal year ended March 31, 2006. The information presented below updates and should be read in conjunction with the Risk Factors and information disclosed in our Annual Report on Form 20-F for the fiscal year ended March 31, 2006, which Risk Factors and Information are incorporated herein by reference. The Risk Factors included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2006 have not materially changed other than as set forth below.

Our success depends in large part upon our highly skilled technology professionals and our ability to hire, attract and retain these personnel.

Our ability to execute projects, to maintain our client relationships and to obtain new clients depends largely on our ability to attract, train, motivate and retain highly skilled technology professionals, particularly project managers and other mid-level professionals. If we cannot hire and retain additional qualified personnel, our ability to bid for and obtain new projects, and to continue to expand our business will be impaired and our revenues could decline. We believe that there is significant worldwide competition for technology professionals with the skills necessary to perform the services we offer. For example, in India since 2004, hiring by technology companies increased significantly. Excluding Progeon and our other subsidiaries, we added approximately 8,000, 8,800 and 12,500 new employees, net of attrition, in fiscal 2004 , 2005 and 2006.

Increased hiring by technology companies, particularly in India, and increasing worldwide competition for skilled technology professionals may lead to a shortage in the availability of qualified personnel in the markets in which we operate and hire. The Nasscom-McKinsey Report 2005 estimates that by 2010, employers will require approximately 2.3 million employees in India that provide IT and IT-enabled services, but that the number of qualified professionals that are trained to provide such services will be nearly 500,000 less than the projected requirements. Of this shortfall, approximately 70 per cent will be in the IT-enabled services industry and the balance will be in the IT services industry. A shortage in the availability of qualified IT professionals in the markets in which we operate may affect our ability to hire adequate number of skilled and experienced technology professionals. Our inability to hire such professionals may have an adverse effect on our business, results of operations and financial condition.

Increased demand for technology professionals has also led to an increase in attrition rates. We estimate the attrition rate in the Indian technology services industry, which excludes the business process management industry, to be approximately 20% annually, with our comparable attrition rate in fiscal 2004, 2005 and 2006 being 10.5%, 9.7% and 11.2%, respectively, without accounting for attrition in Progeon or our other subsidiaries. We may not be able to hire and retain enough skilled and experienced technology professionals to replace those who leave. Additionally, we may not be able to redeploy and retrain our technology professionals to keep pace with continuing changes in technology, evolving standards and changing client preferences. Also, the suspension of stock option grants under our employee stock option plans could have an adverse impact on employee retention. Our inability to attract and retain technology professionals may have a material adverse effect on our business, results of operations and financial condition.

It is possible that the Central Government or other State Governments in India may introduce legislation requiring employers to give preferential hiring treatment to under-represented groups. The quality of our work force is critical to our business. If any such Central or State legislation becomes effective, our ability to hire the most highly qualified technology professionals may be hindered.

In addition to the other information set forth in this Quarterly Report, you should carefully consider the factors discussed in our Annual Report on Form 20-F for the year ended March 31, 2006, which could materially affect our business, financial condition or future results. The risks described in our Annual Report on Form 20-F are not the only risks facing our Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3. Default Upon Senior Securities

None

Item 4. Submission of matters to a vote of security holders

a) The company held its Annual General Meeting, or AGM, on June 10, 2006

b) The following directors retired by rotation at the AGM held on June 10, 2006, were eligible for re-election and were re-elected by a requisite majority vote:

Dr. Omkar Goswami
Mr. Sridar Iyengar
Mr. Srinath Batni
Ms. Rama Bijapurkar

Sen. Larry Pressler who retired by rotation at the annual general meeting expressed his desire not to seek re-election. Accordingly the members resolved not to fill the vacancy for the time being in the Board.

Mr. David L Boyles and Prof. Jeffrey Lehman who had previously been appointed by the Board of Directors of the company as additional directors of the company on July 12, 2005 and April 14, 2006, respectively, were appointed as directors liable to retire by rotation.

The following are the other directors whose term of office as a director continues after the AGM:

Mr. Deepak M Satwalekar Prof. Marti G Subrahmanyam Mr. N. R. Narayana Murthy Mr. Nandan M Nilekani Mr. K. Dinesh	Mr. S D Shibulal Mr. S Gopalakrishnan Mr. Claude Smadja Mr. T. V. Mohandas Pai

c) The following is a brief description of the matters voted upon at the AGM of the company held on June 10, 2006 along with votes cast for, against or withheld, as well as the number of abstentions and broker non-votes, as to each matter. The matters to be voted upon were notified to the shareholders on record and all registered holders of the American Depositary Shares (the "ADSs") who were holding the ADSs on a record date determined by the Depositary.

1,874 shareholders representing in aggregate 15,701,359 shares attended the AGM in person and 274 shareholders representing in aggregate 102,656,928 shares attended the AGM through a proxy, including two proxies representing the Depositary to carry out the instructions of the holders of ADSs representing 20,955,505 ADSs.

		Votes for	Votes against /withheld	Abstentions /Broker Non-votes
Brief Description of the matter put to vote		(1) (2) (3)	(1) (2) (4)	(1) (2)
1.	To receive, consider and adopt the balance sheet as at March 31, 2006 and the profit & loss account for the year ended on that date and the report of the directors and the auditors thereon.	1,875	1	-
2.	To declare a final dividend and silver jubilee special dividend.	1,875	1	-
3.	To appoint a director in place of Dr. Omkar Goswami who retires by rotation and being eligible, seeks re-appointment.	1,875	1	-
4.	To appoint a director in place of Mr. Sridar Iyengar who retires by rotation and being eligible, seeks re-appointment.	1,875	1	-
5.	To appoint a director in place of Mr. Srinath Batni who retires by rotation and being eligible, seeks re-appointment.	1,875	1	-
6.	To appoint a director in place of Ms. Rama Bijapurkar who retires by rotation and being eligible, seeks re-appointment.	1,875	1	-
7.	To resolve not to fill the vacancy for the time being in the board, due to the retirement of Sen. Larry Pressler, who retires by rotation and does not seek re-appointment.	1,875	1	-
8.	To appoint Auditors to hold office from the conclusion of this meeting until the conclusion of the next Annual General Meeting and to fix their remuneration.	1,875	1	-
9.	To appoint Mr. David L Boyles as a director of the company, liable to retire by rotation	1,875	1	-
10.	To appoint Prof. Jeffrey Lehman as a director of the company, liable to retire by rotation	1,875	1	-
11.	To approve revision of remuneration payable to Mr. S. D. Shibulal, whole time director of the company.	1,875	1	-
12.	To approve revision of remuneration payable to Mr. T. V. Mohandas Pai and Mr. Srinath Batni, whole time directors of the company.	1,875	1
13.	To amend the Capital Clause in the Memorandum of Association to increase the Authorized Capital of the Company.	1,875	1
14.	To amend the Capital Clause in the Articles of Association to increase the Authorized Capital of the Company.	1,875	1
15.	To issue bonus shares.	1,875	1

1. Under the Indian Companies Act 1956, voting is by show of hands unless a poll is demanded by a member or members present in person, or by proxy holding at least one-tenth of the total shares entitled to vote on the resolution or by those holding paid-up capital of at least Rs.50,000. Under the Articles of the company, members present by proxy shall be entitled to vote only on a poll but not on a show of hands, unless such member is a body corporate present by a representative in which case such proxy shall have a vote on the show of hand as if he were a member.

2. Under the Indian Companies Act and as per the Articles of the company, on a show of hand every member present in person shall have one vote and upon a poll the voting rights of every member whether present in person or by proxy, shall be in proportion to his share of the paid-up capital of the company.

3. The number of members who are shown to have voted for the resolutions includes one representative of the Depositary, with instructions to vote as such, on behalf of the holders of ADRs.

4.The number of members who are shown to have voted against the resolution includes one representative of the Depositary, with instructions to vote as such, on behalf of the holders of the ADRs.

Our Board recommended that our members approve a bonus share issuance of one additional equity share for every equity share held on July 14, 2006, the record date. Our Board also recommended a stock dividend of one ADS for every ADS held on the July 14, 2006 record date. Our shareholders approved the issue of bonus shares and stock dividend of ADS, at the AGM, held on June 10, 2006. The bonus shares were allotted to all shareholders on July 15, 2006 and distributed on July 18, 2006. The additional ADSs pursuant to the stock dividend on ADSs were distributed to holders of ADSs on July 21, 2006. Consequent to the issue of bonus shares to the holders of equity shares and the issue of stock dividend to the holders of the ADSs, the company has 553,686,452 equity shares including 77,045,995 equity shares underlying 77,045,995 ADSs.

Item 5. Other Information

Mr. N. R. Narayana Murthy turns 60 on August 20, 2006 and as per the service rules of the Company, he will retire from the service of the Company on that date. In this connection, the Board at its meeting held on July 12, 2006 resolved to appoint Mr. Murthy as an Additional Director of the Company with effect from August 21, 2006 and further resolved that Mr. Murthy will serve as the Non-executive Chairman of the Board and Chief Mentor with effect from August 21, 2006.

The Board also resolved that Mr. Nandan M. Nilekani, currently the Chief Executive Officer, President and Managing Director of the Company be designated as the Chief Executive Officer and Managing Director with effect from August 21, 2006 and that Mr. S. Gopalakrishnan, currently the Chief Operating Officer and Deputy Managing Director be promoted and re-designated as the President, Chief Operating Officer and Joint Managing Director with effect from August 21, 2006

Item 6. Exhibits and Reports

The Exhibit Index attached hereto is incorporated by reference to this Item

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Dated: 28 July, 2006

INFOSYS TECHNOLOGIES LIMITED

/s/ NANDAN M. NILEKANI

Nandan M. Nilekani
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number Description of Document

31.1 Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002

32.1 Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002.